February 6, 2019

Ban Lor
Chief Executive Officer
Powerbridge Technologies Co., Ltd.
1st Floor, Building D2, Southern Software Park
Tangjia Bay, Zhuhai, Guangdong 519080, China

       Re: Powerbridge Technologies Co., Ltd.
           Registration Statement on Form F-1
           Filed January 4, 2019
           File No. 333-229128

Dear Mr. Lor:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Executive Compensation
Summary Compensation Table, page 99

1. Please revise the table to include information for the last full fiscal year, i.e. December 31,
       2018. Refer to Item 6.B of Form 20-F.
Consolidated Financial Statements, page F-1

2. Prior to requesting acceleration of effectiveness, please revise to include updated audited financial statements. Refer to Item 8.A.4 of Form 20-F.
 Ban Lor
Powerbridge Technologies Co., Ltd.
February 6, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Melissa Walsh, Staff
Accountant, at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field, Attorney-Advisor, at 202-551-3680 or Dietrich King, Attorney-Advisor, at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameBan Lor
                                                           Division of
Corporation Finance
Comapany NamePowerbridge Technologies Co., Ltd.
                                                           Office of
Information Technologies
February 6, 2019 Page 2                                    and Services
FirstName LastName